

13001010

No Act

P.E 2/8/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


Received SEC
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Laura W. Doerre
Nabors Corporate Services, Inc.
laura.doerre@nabors.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-21-13


Received SEC
MAR 21 2013
Washington, DC 20549

Re: Nabors Industries Ltd.
Incoming letter dated February 8, 2013

Dear Ms. Doerre:

This is in response to your letter dated February 8, 2013 concerning the shareholder proposal submitted to Nabors by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System. We have also received a letter on the proponents' behalf dated March 11, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Richard S. Simon
The City of New York
Office of the Comptroller
rsimon@comptroller.nyc.gov

March 21, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nabors Industries Ltd.
Incoming letter dated February 8, 2013

The proposal requests that the board of directors adopt, and present for shareholder approval, a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

We are unable to concur in your view that Nabors may exclude the proposal or a portion of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that the portion of the supporting statement you reference impugns the character, integrity or personal reputation of the company's board of directors, without factual foundation in violation of rule 14a-9. In addition, we are unable to conclude that you have demonstrated objectively that the proposal or the portion of the supporting statement you reference is materially false or misleading. Accordingly, we do not believe that Nabors may omit the proposal or the portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ruairi J. Regan
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-4568
FAX NUMBER: (212) 815-8663

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel

JOHN C. LIU
COMPTROLLER

March 11, 2013

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Nabors Industries Ltd.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the February 8, 2013 letter (the "Company Letter") submitted to the Securities and Exchange Commission by inside counsel for Nabors Industries Ltd. ("Nabors " or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2013 annual meeting the Funds' shareholder proposal (the "Proposal").

I have reviewed the Proposal, as well as the Company's Letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2013 Proxy Materials. The Proposal, for a proxy access by-law, states in the Supporting Statement that "Board action triggered a $100 million severance payment" to Company's former CEO. Nabors' SEC filings state that it recorded a "$100 million contingent liability" for that payment, but that months later, the former CEO "forwent" the actual payment. Nabor's sole complaint is that because the former CEO's employment agreement provided that he would also have had to request the payment, the reference that "Board action triggered" a payment is false, and that because he later forwent the payment, the reference to a "payment" is false as well. In light of the record facts, the Funds' statement is in no way misleading under Rule 14a-8(i)(3). At most, for clarity, the word "potential" before "payment" would fully cure any possible ambiguities. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal asks that the Company's "board of directors (the 'Board') adopt, and present for shareholder approval, a 'proxy access' bylaw."

The first paragraph of Supporting Statement gave "excessive executive compensation" as a reason to support the Proposal. The third paragraph noted an unfavorable shareholder vote in 2011, and that "Subsequently, the Board triggered a $100 million severance payment to Chairman and former CEO Eugene Isenberg."

II. Discussion

The Company has challenged the Proposal on the following ground: Rule 14a-8(i)(3) (misleading). As shown below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief on that ground.

The Company argues (Company Letter at pp. 3-4) that the 16-word 'Subsequently...' sentence in the Supporting Statement about the $100 million was misleading because Board action alone did not trigger a payment, since the CEO also had to request it, and also because the payment was not actually made. The Company also claims that the sentence implied that the Board action contravened the employment agreement (*Id.*). The record, however, shows that the sentence, as a brief reference to extensively-disclosed events, was not misleading.

As shown by the attachments to the Company Letter, Nabors' own Form 8-K, dated October 28, 2011, disclosed that "the Company intends to record a $100 million contingent liability, to be reflected in its fourth-quarter results and year-end financial statements, in light of provisions in Mr. Isenberg's employment agreement." It was then only in February 2012, that Mr. Isenberg belatedly "forwent any right to payment," as reported in Nabors' 2012 Form 10-K, at p. 52 (similar to the February 6, 2012 Form 8-K attached to the Company Letter):

> The Company and Nabors Delaware entered into an agreement with Eugene M. Isenberg, the Chairman of our Board of Directors, on February 2, 2012 but effective December 31, 2011, pursuant to which:
>
> Mr. Isenberg voluntarily terminated both his employment with the Company and his Employment Agreement, and forwent any right to payment in connection with such termination, including a possible payment of $100 million in connection with the Company's appointment of a new chief executive officer on October 28, 2011, which Mr. Isenberg could have treated as a constructive termination under his employment agreement...

Nabors' Board, to report in a Form 8-K the "$100 million contingent liability," must itself have believed that it had triggered Mr. Isenberg's contractual right to demand and receive a $100 million payment from the Company. Thus, it was truthful, and not misleading, for the Supporting Statement to note briefly the Board's triggering of the payment, without needing to explain the pro-forma notice that under his contract, Mr. Isenberg would then have needed to send to the Board, in order to receive the payment. That this second step was indeed pro-forma is indicated by the wording of the 2012 10-K that he "forwent any right to payment in connection with such termination, including a possible payment of $100 million." The very need to sign a separate agreement to forego the payment indicates that based on the Board's triggering it, Mr. Isenberg's right to a payment had already matured, but for his ministerial act. Further, there was nothing whatsoever in the "Subsequently" sentence to imply that the Board's action in triggering the right to a payment had somehow contravened that contract.

Similarly, it was not misleading for the Supporting Statement to refer to the Board as having triggered a "payment." The Supporting Statement does not say that a payment had been made, only that it had been "triggered." As shown above, the payment had indeed been triggered, but Mr. Isenberg did not send the notice and then by a subsequent written contract, "forwent" the payment. Again, the 16-word sentence did not need to spell out the details that had taken up multiple paragraphs in the Company's existing detailed disclosures to those same shareholders.

It is consistent with *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) that Nabors not be permitted to use its own variant interpretations of one sentence in the Supporting Statement (a sentence supported by Nabors' SEC filings) as a basis to omit the Proposal. As *SLB 14* noted, "We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition." Moreover, as that *Bulletin* noted, "the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading" (emphasis in original). Given the factual support in Nabors' SEC filings for the "Subsequently" sentence, it decidedly is not "materially false or misleading."

Finally, even if Staff did believe that the short summary in that sentence could have the potential to confuse some shareholders, we submit that the addition of the single word "potential" before the word "payment" would fully address all concerns. While perhaps an excess of caution, that addition would leave no possible doubt both that the Board's action had triggered only a "potential payment" (given the need for Mr. Isenberg to send a pro forma notice), and that no actual payment had then been made. Such an outcome would also be consistent with Staff's "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." *Id., SLB 14.*

In sum, because the Proposal is not misleading, then under Rule 14a-8(i)(3), the Company has not met its burden on its sole ground for requesting no-action advice.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,



Richard S. Simon

Cc: Laura W. Doerre, Esq.
Vice President and General Counsel
Nabors Industries Ltd.



NABORS
CORPORATE SERVICES, INC.

515 West Greens Road
Suite 1200
Houston, Texas 77067-4536

Laura W. Doerre
Vice President and General Counsel

Phone: 281.775.8166
Dept. Fax: 281.775.8431
Private Fax: 281.775.4319
Laura.Doerre@nabors.com

February 8, 2013

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: Shareholder Proposal by the Comptroller of the City of New York

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of Nabors Industries Ltd., a Bermuda company (the "Company"), we hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(j), the Company excludes a proposal (the "Proposal") submitted by the Comptroller of the City of New York, as the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System, from the proxy materials for the Company's 2013 Annual General Meeting of Shareholders (the "2013 Proxy"), which the Company expects to file in definitive form with the Commission on or about April 30, 2013.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are submitting this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. Concurrently, we are sending a copy of this correspondence to the proponent as notice of the Company's intent to omit the Proposal from the 2013 Proxy.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal or portions thereof may be excluded from the 2013 Proxy pursuant to Rule 14a-8(i)(3) because the Proposal contains materially false and misleading statements.

THE PROPOSAL

The Proposal states:

"RESOLVED: Shareholders of Nabors Industries Ltd. ask the board of directors (the 'Board') to adopt, and present for shareholder approval, a 'proxy access' bylaw. Such a bylaw shall require Nabors to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the 'Nominator') that meets the criteria established below. Nabors shall allow shareholders to vote on such nominee on Nabors' proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the number of directors then serving. This bylaw, which shall supplement existing rights under Nabors' bylaws, should provide that a Nominator must:
(a) have beneficially owned 3% or more of Nabors' outstanding common stock continuously for at least three years before the nomination is submitted;
(b) give Nabors written notice within the time period identified in Nabors' bylaws of the information required by the bylaws and any rules of the Securities and Exchange Commission about (i) the nominee, including consent to being named in the proxy materials and to serving as a director if elected; and (ii) the Nominator, including proof it owns the required shares (the 'Disclosure'); and
(c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with Nabors shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than Nabors' proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Nabors.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the 'Statement'). The board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit."

And the supporting statement states in relevant part:

"Subsequently, the Board triggered a $100 million severance payment to Chairman and former CEO Eugene Isenberg."

A copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

RULE 14a-8(i)(3) ANALYSIS

We believe that the Proposal is intentionally misleading. Consequently, we believe that it may be properly excluded under Rule 14a-8(i)(3), which permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when (i) "statements directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation" or (ii) "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("Staff Bulletin 14B").

(i) Charges Concerning Improper, Illegal or Immoral Conduct

The language regarding "improper, illegal, or immoral conduct" from Staff Bulletin 14B restates earlier guidance in note (b) to Rule 14a-9. The Staff has consistently held that a proposal that suggests the company has acted improperly without providing any factual support for that implication may be excluded pursuant to note (b) to Rule 14a-9. *See ConocoPhillips* (Mar. 13, 2012) (concurring in the omission of a proposal that references a variety of improper or illegal payments by the company where such payments were not actually made); *Amoco Corp.* (Jan. 23, 1986) (concurring in the omission of certain portions of a proposal that alleged "antistockholder abuses," where no such abuses existed); *Detroit Edison Co.* (March 4, 1983) (concurring in the omission of a proposal implying that the company engaged in improper circumvention of regulation and obstruction of justice without factual foundation).

Similarly, the Proposal suggests that the Board has acted improperly when it alleges that the Board "triggered" a severance payment to the Company's former chief executive officer. This suggestion implies that the Board acted improperly in contravention of the terms of the Executive Employment Agreement, which provided for severance upon constructive termination only if such agreement was subsequently terminated by the Company's former chief executive officer—not by action of the Board. No action by the Board "triggered" any payment requirement, and the shareholder proponent's suggestion is misleading, and intentionally so since the proponent is clearly acquainted with the Company's 2012 proxy statement, which was explicit as to (1) the bases for a possible payment and (2) the fact the payment was never made.

(ii) Objectively Materially False or Misleading

Additionally, the Staff has consistently allowed exclusion where "the company demonstrates objectively that a factual statement is materially false or misleading." *See, e.g., Johnson & Johnson* (Jan. 31, 2007) (concurring in the omission of a proposal that was rendered materially false and misleading due to a change in Commission rules). Additionally, the Staff has permitted exclusions of proposals in which the materially false or misleading statement was implied. *See General Magic, Inc.* (May 1, 2000) (concurring in the omission of a proposal requiring the company to "make no more false statements" to its shareholders because the proposal created the impression that the company permitted its employees to make false statements); *Wal-Mart Stores, Inc.* (Apr. 2, 2001) (concurring in the omission of a proposal that misleadingly implied that the proposal only applied to a certain portion of the company's business).

Similarly, the Proposal is objectively materially false and misleading in stating that the Board "triggered a $100 million severance payment." In actuality, the Company merely stated that it intended to record a $100 million contingent liability for a *potential* payment; nothing was ever "triggered." *See* the Company's 8-K filed on Oct. 28, 2011, a copy of which is attached to this letter as Exhibit B. Furthermore, the language in the Proposal regarding the payment of severance creates the false impression that the Company actually made a $100 million severance payment to its former chief executive officer. In fact, the Company disclosed over a year ago in an 8-K and again in its proxy statement relating to its 2012 annual meeting that this payment was never made, and the Executive Employment Agreement was terminated without payment effective as of December 31, 2011. *See* the Company's 8-K filed on Feb. 6, 2012, a copy of which is attached to this letter as Exhibit C.

CONCLUSION

Based on the foregoing, we request your concurrence that the Proposal or portions thereof may be omitted from the 2013 Proxy pursuant to Rule 14a-8(i)(3).

If we can be of any further assistance in this matter, please do not hesitate to call me at (281) 775-8166.

Sincerely,



Laura W. Doerre
Vice President and General Counsel

enclosures

Exhibit A



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

December 18, 2012

Mr. Mark D. Andrews
Corporate Secretary
Nabors Industries Ltd.
Crown House
4 Par-la-Ville Road, Second Flr.
Hamilton, HM 08 Bermuda

Dear Mr. Andrews:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Nabors Industries Ltd. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,



Michael Garland

Enclosures

RESOLVED: Shareholders of Nabors Industries Ltd. ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require Nabors to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. Nabors shall allow shareholders to vote on such nominee on Nabors' proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the number of directors then serving. This bylaw, which shall supplement existing rights under Nabors' bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of Nabors' outstanding common stock continuously for at least three years before the nomination is submitted;
b) give Nabors written notice within the time period identified in Nabors' bylaws of the information required by the bylaws and any rules of the Securities and Exchange Commission about (i) the nominee, including consent to being named in the proxy materials and to serving as a director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with Nabors shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than Nabors' proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Nabors.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe long-term shareholders should have a meaningful voice in electing directors. The case for Nabors is compelling: the Board has repeatedly awarded excessive CEO compensation and perks despite long-term underperformance, lacks sufficient independence and has been unresponsive to shareholder concerns.

In 2012, shareholders voted the majority of shares cast for this proxy access shareholder proposal, and against management's recommendation on four compensation-related proposals.

During 2011, shareholders withheld 62% of votes cast from Myron Sheinfeld, one of three directors with at least 20 years' tenure, and rejected management's say-on-pay proposal. Subsequently, the Board triggered a $100 million severance payment to Chairman and former CEO Eugene Isenberg.

In 2010, shareholders withheld 48% of votes cast from directors John Lombardi and James Payne, who we believe have potential conflicts of interest.

We urge shareholders to vote FOR this proposal.



BNY MELLON

December 18, 2012

To Whom It May Concern

Re: Nabors Industries Ltd. **Cusip#: G6359F103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 18, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 252,372 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

December 18, 2012

To Whom It May Concern

Re: Nabors Industries Ltd. **Cusip#: G6359F103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 18, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund	123,952 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

December 18, 2012

To Whom It May Concern

Re: Nabors Industries Ltd. **Cusip#: G6359F103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 18, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 196,341 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

December 18, 2012

To Whom It May Concern

Re: Nabors Industries Ltd. **Cusip#: G6359F103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 18, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 38,752 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

December 18, 2012

To Whom It May Concern

Re: Nabors Industries Ltd. **Cusip#: G6359F103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 18, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 13,630 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) October 28, 2011

NABORS INDUSTRIES LTD.

(Exact name of registrant as specified in its charter)

Bermuda	001-32657	98-0363970
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Crown House 4 Par-la-Ville Road Second Floor Hamilton, HM08 Bermuda	N/A
(Address of principal executive offices)	(Zip Code)

(441) 292-1510
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Table of Contents

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 28, 2011, we issued a press release announcing that the Board of Directors has appointed Anthony G. Petrello as Chief Executive Officer of the company. Mr. Petrello has served as a Director and as President and Chief Operating Officer of Nabors since 1991 and as Deputy Chairman since 2003. He will serve as President and Chief Executive Officer, and will continue in his roles as a Director and Deputy Chairman.

Eugene M. Isenberg, who served as Chairman of the Board and Chief Executive Officer since 1987, will continue to serve as the Chairman of the Board of Directors. As a result of this change in responsibility, the Company intends to record a $100 million contingent liability, to be reflected in its fourth-quarter results and year-end financial statements, in light of provisions in Mr. Isenberg's employment agreement. The material terms of his employment agreement are described on pages 29-31 of the proxy statement relating to our annual general meeting of shareholders held on June 7, 2011 and filed with the SEC on April 29, 2011 (File no. 001-32657). That description is hereby incorporated by reference herein.

Each of the changes was effective Friday, October 28, 2011. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Mr. Petrello, 57, also serves as a director of Stewart & Stevenson LLC and of Hilcorp Energy Company. Mr. Petrello has an employment agreement with the Company, the material terms of which are described on pages 29-31 of the proxy statement relating to our annual general meeting of shareholders held on June 7, 2011 and filed with the SEC on April 29, 2011 (File no. 001-32657). That description is hereby incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NABORS INDUSTRIES LTD.

Date: October 28, 2011

By: /s/ Mark D. Andrews
Mark D. Andrews
Corporate Secretary

Table of Contents

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

Exhibit C

8-K 1 d295752d8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) February 2, 2012

NABORS INDUSTRIES LTD.

(Exact name of registrant as specified in its charter)

Bermuda	**001-32657**	**98-0363970**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Crown House **4 Par-la-Ville Road** **Second Floor** **Hamilton, HM08 Bermuda**	**N/A**
(Address of principal executive offices)	(Zip Code)

(441) 292-1510
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Item 1.02 Termination of a Material Definitive Agreement.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 28, 2011, Nabors Industries Ltd. (the "Company") filed a current report on Form 8-K indicating our intention to record a $100 million contingent liability, to be reflected in our fourth-quarter results and year-end financial statements, in connection with the appointment of a new chief executive officer and stemming from the provisions of our employment agreement with Eugene M. Isenberg, who had served as Chief Executive Officer since 1987. Although he remained the Chairman of the Board of Directors, the change in status could have permitted Mr. Isenberg to terminate the employment agreement due to constructive termination and receive a termination payment in the amount of $100 million, together with certain other benefits.

On February 2, 2012, the Company and Nabors Industries, Inc. ("Nabors Delaware") entered into an agreement with Mr. Isenberg, effective December 31, 2011, pursuant to which:

- Mr. Isenberg voluntarily terminates both his employment with the Company and his Employment Agreement, and forgoes any right to payment in connection with such termination, including the $100 million discussed above;
- Mr. Isenberg will continue as Chairman of the Board, but will not stand for reelection as a director when his term expires in June 2012; at that time, he will be appointed Chairman Emeritus for a three-year term, which will be extended for additional one-year terms unless terminated by him or by the Company, and receive cash compensation equal to other nonemployee directors;
- Nabors Delaware will pay $6,600,000 into an escrow account, which will bear interest at the guaranteed rate of 6% per annum and will be distributed either to Mr. Isenberg's estate or to the trustees of his revocable trust;
- Mr. Isenberg ceases participation in the Company's benefit plans and forfeits any benefits available to him thereunder (including forfeiture of the balance in his deferred bonus account), except as stated below or otherwise required by law:
    - he and his spouse continue to participate in medical, dental and life insurance coverage until either receives equivalent coverage and benefits under the plans and programs of a subsequent employer or their death;
    - he remains entitled to distribution of vested account balances in the Company's 401(k) plan and its Deferred Compensation Plan; and
    - he retains certain benefits under the split-dollar life insurance agreements in effect between him and Nabors Delaware.
- all of Mr. Isenberg's stock option and restricted stock awards were already fully vested and remain subject to the applicable plans and agreements governing them; and

- Mr. Isenberg waives all claims or other liabilities related to the Employment Agreement or his termination of employment, and the Company waives certain claims against Mr. Isenberg.

The foregoing discussion is qualified in its entirety by reference to the agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated by reference.

On February 6, 2012, we issued a press release announcing the agreement, termination of the employment agreement and forfeiture of the $100 million payment. We also announced that we are reviewing our previously announced plans to record a $100 million contingent liability in the fourth quarter. A copy of the press release is furnished herewith as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description.
99.1	Agreement
99.2	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NABORS INDUSTRIES LTD.

Date: February 6, 2012

By: /s/ Mark D. Andrews
Mark D. Andrews
Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement
99.2	Press Release